

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2010

<u>Via U.S. Mail and Facsimile</u>

Sidney D. Rosenblatt
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
Universal Display Corporation
375 Phillips Boulevard
Ewing, N.J. 08618

> **Re: Universal Display Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 001-12031**

Dear Mr. Rosenblatt:

We have reviewed your letter dated April 26, 2010 regarding the above filing and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11. Executive Compensation, page 36</u>

1.   We note your response to comment 1 in our April 26, 2010 letter. Your revised disclosure indicates that you do not set formal performance goals but that revenues and expenses are considered in determining bonuses. You also indicate in the penultimate paragraph on page 12 that performance did not meet all of *management's expectations*. Please clarify in future filings how you use revenues and expenses in calculating bonuses and how the amount is related to management's expectations. Your disclosure should clearly indicate how you derived specific bonus amounts based on the level of revenues and expenses.

Grants of Plan-Based Awards Table, page 19

2.   We note your response to comment 2; however, given your disclosure on page 12 that the bonus can vary based on financial results, business performance, and other factors, it is unclear how there is no threshold, target, or maximum amount that can be earned. We therefore reissue our comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (via fax):   Justin W. Chairman, Esq.
                 Morgan, Lewis & Bockius LLP